CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Revenues
Freight	$1,667	$1,629	$4,907	$4,745
Non-freight	42	41	118	115

Total revenues	1,709	1,670	5,025	4,860

Operating expenses
Compensation and benefits	352	347	1,038	1,034
Fuel	162	249	542	793
Materials	47	47	144	146
Equipment rents	42	36	130	117
Depreciation and amortization	149	135	440	413
Purchased services and other (Note 4)	272	235	788	726
Gain on sale of Delaware & Hudson South (Note 5)	(68)	—	(68)	—

Total operating expenses	956	1,049	3,014	3,229

Operating income	753	621	2,011	1,631
Less:
Other income and charges (Note 6)	168	1	236	4
Net interest expense	103	70	272	209

Income before income tax expense	482	550	1,503	1,418
Income tax expense (Note 7)	159	150	470	393

Net income	$323	$400	$1,033	$1,025

Earnings per share (Note 8)
Basic earnings per share	$2.05	$2.33	$6.37	$5.90
Diluted earnings per share	$2.04	$2.31	$6.32	$5.84
Weighted-average number of shares (in millions) (Note 8)
Basic	157.6	171.9	162.0	173.9
Diluted	158.7	173.5	163.3	175.5
Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0500

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Net income	$323	$400	$1,033	$1,025
Net loss on foreign currency translation adjustments, net of hedging activities	(33)	(26)	(63)	(19)
Change in derivatives designated as cash flow hedges	(45)	—	(78)	(2)
Change in pension and post-retirement defined benefit plans	65	31	203	93

Other comprehensive (loss) income before income tax (expense) recovery	(13)	5	62	72
Income tax recovery (expense)	33	15	44	(1)

Other comprehensive income (Note 3)	20	20	106	71

Comprehensive income	$343	$420	$1,139	$1,096

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT

(in millions of Canadian dollars)

(unaudited)

	September 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$661	$226
Accounts receivable, net	722	702
Materials and supplies	174	177
Deferred income taxes	79	56
Other current assets	69	116

	1,705	1,277
Investments	144	112
Properties	15,762	14,438
Assets held for sale (Note 5)	—	182
Goodwill and intangible assets	204	176
Pension asset (Note 13)	543	304
Other assets (Note 2)	73	117

Total assets	$18,431	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,587	$1,277
Long-term debt maturing within one year (Note 9)	29	134

	1,616	1,411
Pension and other benefit liabilities (Note 13)	763	755
Other long-term liabilities	343	432
Long-term debt (Notes 2 and 9)	8,648	5,625
Deferred income taxes	3,069	2,773

Total liabilities	14,439	10,996
Shareholders’ equity
Share capital (Note 10)	2,054	2,185
Additional paid-in capital	42	36
Accumulated other comprehensive loss (Note 3)	(2,113)	(2,219)
Retained earnings	4,009	5,608

	3,992	5,610

Total liabilities and shareholders’ equity	$18,431	$16,606

Certain of the comparative figures have been reclassified to be consistent with the 2015 presentation (Note 2).

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Operating activities
Net income	$323	$400	$1,033	$1,025
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	149	135	440	413
Deferred income taxes (Note 7)	—	120	106	194
Pension funding in excess of expense (Note 13)	(10)	(38)	(40)	(103)
Other operating activities, net	75	(1)	60	39
Change in non-cash working capital balances related to operations	159	(82)	237	(102)

Cash provided by operating activities	696	534	1,836	1,466

Investing activities
Additions to properties	(449)	(414)	(1,067)	(936)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	—	—	236
Proceeds from the sale of Delaware & Hudson South (Note 5)	281	—	281	—
Proceeds from sale of properties and other assets (Note 4)	13	10	73	26
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327
Other (Note 4)	(8)	1	5	—

Cash used in investing activities	(163)	(85)	(708)	(347)

Financing activities
Dividends paid	(57)	(61)	(172)	(184)
Issuance of CP common shares	5	14	32	50
Purchase of CP common shares (Note 10)	(1,523)	(455)	(2,595)	(987)
Net repayment of commercial paper (Note 9)	(669)	—	(893)	—
Issuance of long-term debt, excl. commercial paper (Note 9)	2,601	—	3,411	—
Repayment of long-term debt, excl. commercial paper (Note 9)	(432)	(21)	(499)	(175)
Settlement of foreign exchange forward on long-term debt	—	17	—	17
Other	—	(3)	—	(3)

Cash used in financing activities	(75)	(509)	(716)	(1,282)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	18	6	23	2

Cash position
Increase (decrease) in cash and cash equivalents	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

Supplemental disclosures of cash flow information:
Income taxes paid	$48	$103	$107	$142
Interest paid	$81	$60	$242	$220

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	1,033	1,033
Other comprehensive income (Note 3)	—	—	—	106	—	106
Dividends declared	—	—	—	—	(170)	(170)
Effect of stock-based compensation expense	—	—	14	—	—	14
CP common shares repurchased (Note 10)	(12.7)	(173)	—	—	(2,462)	(2,635)
Shares issued under stock option plans	0.4	42	(8)	—	—	34

Balance at September 30, 2015	153.8	$2,054	$42	$(2,113)	$4,009	$3,992

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,025	1,025
Other comprehensive income (Note 3)	—	—	—	71	—	71
Dividends declared	—	—	—	—	(183)	(183)
Effect of stock-based compensation expense	—	—	16	—	—	16
CP common shares repurchased (Note 10)	(5.3)	(68)	—	—	(919)	(987)
Shares issued under stock option plans	0.9	68	(15)	—	—	53

Balance at September 30, 2014	171.0	$2,240	$35	$(1,432)	$6,249	$7,092

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements, except for the accounting change discussed in Note 2.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $67 million have been presented as a reduction of the carrying value of “Long-term debt” as at September 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and nine months ended September 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

2	Accounting changes (continued)

Simplifying the Subsequent Measurement of Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory under FASB ASC Topic 330. The amendments require reporting entities to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments apply to inventory that is measured using first-in, first-out or average cost. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016, and will be applied prospectively. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2015-11.

Plan Investment Disclosures

In July 2015, the FASB issued ASU 2015-12, Plan Investment Disclosures under FASB ASC Topic 960. The amendments require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to plan investment in accordance with ASU 2015-12 when it adopts the provisions of this ASU.

Deferral of the Effective Date for Revenue from Contracts with Customers

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date under FASB ASC Topic 606. The amendments defer the effective date of the guidance in ASU 2014-09 for public entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2014-09 but does not expect the impact to be material.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)
Opening balance, 2015	$125	$(77)	$(2,181)	$(2,133)	$115	$(52)	$(2,282)	$(2,219)

Other comprehensive income (loss) before reclassifications	6	(34)	—	(28)	16	(60)	5	(39)
Amounts reclassified from accumulated other comprehensive income	—	2	46	48	—	3	142	145

Net current-period other comprehensive income (loss)	6	(32)	46	20	16	(57)	147	106

Closing balance, 2015	$131	$(109)	$(2,135)	$(2,113)	$131	$(109)	$(2,135)	$(2,113)

Opening balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(4)	—	—	(4)	5	—	—	5
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	24	24	—	(3)	69	66

Net current-period other comprehensive income (loss)	(4)	—	24	20	5	(3)	69	71

Closing balance, 2014	$110	$(18)	$(1,524)	$(1,432)	$110	$(18)	$(1,524)	$(1,432)

(1)	Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from AOCL

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Amortization of prior service costs(a)	$(2)	$(17)	$(5)	$(51)
Recognition of net actuarial loss(a)	67	48	201	144

Total before income tax	65	31	196	93
Income tax recovery	(19)	(7)	(54)	(24)

Net of income tax	$46	$24	$142	$69

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Purchased services and other”.

5	Gain on sale of Delaware & Hudson South

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company (“D&H”), Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York (“D&H South”). The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, was completed on September 18, 2015 for proceeds of $281 million (U.S. $214 million), subject to finalizing post-closing adjustments between the Company and NS in the fourth quarter of 2015. The assets sold were previously classified as “Assets held for Sale” on the Company’s Consolidated Balance Sheet at December 31, 2014. The Company recorded a gain on sale of $68 million from the transaction.

6	Other income and charges

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Foreign exchange loss on long-term debt	$128	$—	$182	$—
Other foreign exchange (gains) losses	(10)	2	(4)	(1)
Early redemption premium on notes (Note 9)	47	—	47	—
Other	3	(1)	11	5

Total other income and charges	$168	$1	$236	$4

7	Income tax expense

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Current income tax expense	$159	$30	$364	$199
Deferred income tax expense	—	120	106	194

Income tax expense	$159	$150	$470	$393

During the second quarter of 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the second quarter related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the three and nine months ended September 30, 2015, excluding discrete items (Foreign exchange loss on long-term debt, the Gain on sale of Delaware & Hudson South, early redemption premium included in “Other income and charges” and the revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase in the second quarter of 2015), is 27.5% (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

7	Income tax expense (continued)

The effective tax rate for the three and nine months ended September 30, 2015, including discrete items, is 32.9% and 31.3%, respectively (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

8	Earnings per share

At September 30, 2015, the number of shares outstanding was 153.8 million (September 30, 2014 – 171.0 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2015	2014	2015	2014
Weighted-average basic shares outstanding	157.6	171.9	162.0	173.9
Dilutive effect of stock options	1.1	1.6	1.3	1.6

Weighted-average diluted shares outstanding	158.7	173.5	163.3	175.5

For the three and nine months ended September 30, 2015, there were 364,014 options and 179,988 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2014 – 15,980 and 82,146, respectively).

9	Long-term debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash (see Note 11). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

During the third quarter of 2015, the Company issued U.S. $550 million 4.800% 30-year notes due August 1, 2045 and U.S. $250 million 3.700% 10-year notes due February 1, 2026 for a total of U.S. $800 million with net proceeds of U.S. $789 million (CDN $1,032 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge.

During the third quarter of 2015, the Company also issued U.S. $900 million 6.125% 100-year notes due September 15, 2115 and U.S. $300 million 4.800% 20-year notes due September 15, 2035 for a total of U.S. $1,200 million with net proceeds of U.S. $1,186 million (CDN $1,569 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. At the time of the debt issuance the Company de-designated the hedging relationship for U.S. $700 million of the existing forward starting swaps. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) in “Accumulated other comprehensive loss” (see Note 11). Subsequently the Company re-designated these U.S. $700 million forward starting swaps as a hedging relationship to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes.

Repayment of notes

During the third quarter of 2015, the Company repaid four notes in advance of their maturities for a total of U.S. $285 million (CDN $379 million). The repayment is inclusive of the remaining principal on the notes, totaling U.S. $247 million (CDN $329 million), an early redemption premium of U.S. $34 million (CDN $45 million), and accrued interest of U.S. $4 million (CDN $5 million). The early redemption premium and accrued interest are included in “Other income and charges” and “Net interest expense” on the Interim Consolidated Statements of Income, respectively. The Company also expensed the unamortized financing fees of $2 million to “Other income and charges” upon repayment of the notes.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

9	Long-term debt (continued)

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 23, 2017. During the third quarter of 2015, the Company repaid all of its commercial paper borrowings and had no remaining commercial paper borrowings as at September 30, 2015. As at December 31, 2014, the Company had commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in “Long-term debt” on the Interim Consolidated Balance Sheets as the Company had the intent and ability to renew the borrowings on a long-term basis. The weighted-average interest rate on these borrowings as at December 31, 2014 was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

Revolving Credit Facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014, to more accurately reflect the expanded financial capacity of the Company. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation, and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at September 30, 2015, the Company satisfied the threshold stipulated in the amended financial covenant. At September 30, 2015, the facility was undrawn.

Effective September 17, 2015, CP extended the maturity date by one year on its U.S. $2 billion credit facility. The credit facility has two tranches totaling U.S. $1 billion each. The maturity date on the first U.S. $1 billion tranche has been extended to September 23, 2017; the maturity date on the second U.S. $1 billion tranche has been extended to September 26, 2020. The Company remains in compliance with all terms and conditions of the credit facility arrangements.

10	Shareholders’ Equity

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares before March 16, 2015. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. The Company completed the purchase of 10.5 million common shares in 2014 and an additional 2.2 million common shares in the first quarter of 2015 prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of its NCIB, commencing March 18, 2015, to purchase up to 9.14 million of its outstanding common shares for cancellation before March 17, 2016. On August 31, 2015, the Company amended the NCIB to increase the maximum number of its common shares that may be purchased from 9.14 million to 11.9 million of its outstanding common shares. As at September 30, 2015, the Company had purchased 10.8 million common shares for $2,145 million under this current NCIB program.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Number of common shares repurchased (1)	7,738,489	2,000,392	12,972,177	5,270,374
Weighted-average price per share(2)	$200.84	$210.91	$203.08	$187.33
Amount of repurchase (in millions)(2)	$1,555	$422	$2,635	$987

(1)	Includes shares repurchased but not yet cancelled.
(2)	Includes brokerage fees.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”), and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company applied inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread, as well as those of its counterparties, in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $9,713 million at September 30, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $8,677 million at September 30, 2015 (December 31, 2014 – $5,759 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel, and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments, or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures incurred and balance sheet positions in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2015 was an unrealized FX loss of $291 million and $589 million, respectively (three and nine months ended September 30, 2014 – unrealized FX loss of $175 million and $186 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2015 and comparative periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” over the term of the underlying hedged notes. A loss of $1 million and $4 million related to these previously settled derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be amortized to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense” during the first three months of 2015.

During the third quarter of 2015, the Company de-designated the hedging relationship for U.S. $700 million of forward starting swaps related to a portion of the U.S. $900 million 6.125% 100-year notes issued. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) at the time of de-designation. The effective portion of changes in fair value of the de-designated forward starting swaps of U.S. $36 million (CDN $47 million) was recorded in “Accumulated other comprehensive loss” and is amortized to “Net interest expense” over the first 10 years as the underlying interest expense payments, which are hedged, of the U.S. $900 million notes are made. A negligible loss related to these previously de-designated derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects that during the next 12 months $5 million of losses will be amortized to “Net interest expense”. There was no ineffectiveness to record upon de-designation.

During the third quarter of 2015, the Company re-designated the forward starting swaps totalling U.S. $700 million to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes. The effective portion of changes in fair value from the re-designation date on the forward starting swaps is recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes being issued, amounts in “Accumulated other comprehensive loss” will be amortized to “Net interest expense”. As at September 30, 2015, the total fair value loss of $68 million derived from the remaining forward starting swaps was included in “Accounts payable and accrued liabilities” of which $21 million relates to the re-designated existing forward starting swaps. The effective portion of $20 million on the re-designated existing forward starting swaps is reflected in “Other comprehensive income” and the ineffective portion of $1 million is recorded to “Net interest expense” on the Interim Consolidated Statements of Comprehensive Income and the Interim Consolidated Statements of Income, respectively.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million, of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities”, with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at September 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million were outstanding and expire in the fourth quarter of 2015. As no commercial paper is outstanding at September 30, 2015, or is forecasted to be issued for the balance of the year, these interest rate swaps previously designated as a cash flow hedge were de-designated and a negligible loss was reclassified from “Accumulated other comprehensive loss” to “Net interest expense”. All other balances related to these swap agreements were negligible at September 30, 2015.

12	Stock-based compensation

At September 30, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $21 million and $45 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 an expense of $42 million and $102 million, respectively).

Regular options

In the nine months ended September 30, 2015, under CP’s stock option plans, the Company issued 317,202 regular options at the weighted-average price of $218.89 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $16 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2015
Grant price	$218.89
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.10%
Expected stock price volatility(3)	25.83%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$49.73

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2015, the Company issued 137,874 PSUs with a grant date fair value of approximately $31 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a lattice-based valuation model.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2015, the Company granted 19,251 DSUs with a grant date fair value of approximately $4 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

13	Pensions and other benefits

In the three and nine months ended September 30, 2015, the Company made contributions of $20 million and $61 million, respectively (three and nine months ended September 30, 2014 - $25 million and $64 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits, including the recognition of an $11 million gain related to legacy pension plans, in the three and nine months ended September 30, 2015 included the following components:

	For the three months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$31	$27	$3	$4
Interest cost on benefit obligation	116	120	6	5
Expected return on fund assets	(201)	(190)	—	—
Recognized net actuarial loss	66	47	—	1
Amortization of prior service costs	(2)	(17)	—	—

Net periodic benefit (recovery) cost	$10	$(13)	$9	$10

	For the nine months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$95	$80	$9	$11
Interest cost on benefit obligation	347	358	16	17
Expected return on fund assets	(614)	(568)	—	—
Recognized net actuarial loss	198	142	2	2
Amortization of prior service costs	(5)	(51)	—	—

Net periodic benefit (recovery) cost	$21	$(39)	$27	$30

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MMA”) and/or its subsidiary, Montreal Maine and Atlantic Railway of Canada (“MMAC”, and collectively with MMA, the “MMA Group”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by the MMA Group. The previous day CP had interchanged the train to the MMA Group, and after that interchange MMA Group exercised exclusive control over the train.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013 (the “Amended Cleanup Order”). CP is a party to an administrative appeal with respect to the Amended Cleanup Order. No hearing date on the merits of CP’s appeal has been scheduled. Directly related to this matter, the Province of Québec filed a lawsuit against CP before the Québec Superior Court on July 6, 2015 in which it claims $409 million for the damages sustained by the province as a result of the expenses incurred following the derailment, including costs incurred for the work carried out pursuant to the Amended Cleanup Order. The province alleges that CP had custody or control of the contaminants that were discharged in Lac-Mégantic on July 6, 2013, and that CP was otherwise negligent and therefore is solidarily (joint and severally) liable with the other third parties responsible for the accident. No timetable governing the conduct of this lawsuit has been ordered by the court.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic (the “Class Action”). The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and as against the shipper, Western Petroleum, and the shipper’s parent, World Fuel Services (collectively, the “World Fuel Defendants”). The World Fuel Defendants have since settled, although the settlement is not yet final. No timetable governing the conduct of this lawsuit has been ordered by the court.

In the wake of the derailment and ensuing litigation, MMAC filed for bankruptcy in Canada (the “Canadian Proceeding”) and MMA filed for bankruptcy in the United States (the “U.S. Proceeding”). An Adversary Proceeding filed by the MMA U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel Defendants accuses CP of failing to ensure that World Fuel Defendants or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. Private party litigation in Texas and Illinois charge CP of the same wrongdoing. Those cases include class actions and mass actions in Texas and wrongful death actions in Illinois. CP removed all cases to U.S. federal court, and motions have been filed with respect to jurisdiction and venue.

In response to CP’s motion to withdraw the adversary proceedings from the U.S. Proceeding, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. CP moved to dismiss for want of personal jurisdiction, but that motion, which was heard on August 18, 2015, has been denied.

Plans of arrangement have been conditionally approved both in the Canadian Proceeding and the U.S. Proceeding. These Plans provide for the distribution of a fund of approximately $440 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund from any further liability. The Plans also provide for broadly worded third-party releases and injunctions that prevent actions against settling parties. CP has not participated in the settlement and hence will not benefit from any third party releases or injunctions. In addition, both Plans contain judgment reduction provisions. Pursuant to these provisions, in the event of a judgment against CP in a case arising from the Lac-Mégantic derailment, CP should receive a credit for the greater of (i) the settlement monies received by the plaintiff(s) for the claim, or (ii) the amount which, but for the third party non-debtor injunctions, CP would have been entitled to obtain from third parties other than MMA and MMAC through contribution or indemnification. CP may also have rights to judgment reduction, as part of the contribution/indemnification credit, for the fault of MMA and/or MMAC. The provisions of the Plans also provide for a potential re-allocation of some aspects of the MMA Group’s liability among plaintiffs and non-settling parties.

Besides litigation that has now been commenced by wrongful death, personal injury, and property damage plaintiffs against CP in Maine, Texas, and Illinois, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

Western Petroleum is part of the World Fuel Services group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned to the bankruptcy trustee the right to delegate those cargo-related claims. To date the trustee has not so delegated, but he has indicated that the cargo claims will be given to the Trust to be formed to handle distributions of funds to wrongful death plaintiffs. Before the settlement, both the World Fuel Services group and the trustee maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuel Services group or Irving Oil associated with the derailment. CP disputes this interpretation of the law.

At this early stage of the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for the MMA derailment and intends to vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

Legal proceedings initiated by Canadian National Railway Company

On August 13, 2015, Canadian National Railway Company (“CN”) issued a statement of claim against the company and an employee. The principal allegations are that the Company obtained and benefited from certain confidential CN customer data. CN is seeking damages but has not yet provided evidence to substantiate its damages claim. The Company plans to defend this claim and the amount of loss, if any, to the Company as a result of the claim cannot be reasonably estimated.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2015 was $1 million and $7 million, respectively (three and nine months ended September 30, 2014 – $1 and $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2015 was $98 million (December 31, 2014 – $91 million). Payments are expected to be made over 10 years to 2025.

15	Condensed Consolidating Financial Information

Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), a 100 percent owned subsidiary of CPRL, have filed a registration statement on Form F-3 registering debt securities to be issued by CPRC. These debt securities have been fully and unconditionally guaranteed by CPRL. As a result of this guarantee provided by its parent, CPRC is exempt from filing financial statements required by Regulation S-X, however CPRL is required to present the following Condensed Consolidating Financial Information (“CCFI”) for CPRL, CPRC and non-guarantor subsidiaries of CPRL.

Investments in subsidiaries are accounted for under the equity method when presenting the CCFI.

The tables include all adjustments necessary to reconcile the CCFI on a consolidated basis to CPRL’s consolidated financial statements for the periods presented.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Revenues
Freight	$—	$1,127	$540	$—	$1,667
Non-freight	—	33	91	(82)	42

Total revenues	—	1,160	631	(82)	1,709

Operating expenses
Compensation and benefits	—	251	101	—	352
Fuel	—	122	40	—	162
Materials	—	38	9	—	47
Equipment rents	—	44	(2)	—	42
Depreciation and amortization	—	102	47	—	149
Purchased services and other	—	179	175	(82)	272
Gain on sale of Delaware & Hudson South	—	—	(68)	—	(68)

Total operating expenses	—	736	302	(82)	956

Operating income	—	424	329	—	753
Less:
Other income and charges	29	162	(23)	—	168
Net interest (income) expense	(3)	119	(13)	—	103

(Loss) income before income tax expense and equity in net earnings of subsidiaries	(26)	143	365	—	482
Less: Income tax (recovery) expense	(4)	50	113	—	159
Add: Equity in net earnings of subsidiaries	345	252	—	(597)	—

Net income	$323	$345	$252	$(597)	$323

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Revenues
Freight	$—	$1,122	$507	$—	$1,629
Non-freight	—	34	90	(83)	41

Total revenues	—	1,156	597	(83)	1,670

Operating expenses
Compensation and benefits	—	249	98	—	347
Fuel	—	193	56	—	249
Materials	—	40	7	—	47
Equipment rents	—	36	—	—	36
Depreciation and amortization	—	99	36	—	135
Purchased services and other	—	172	146	(83)	235

Total operating expenses	—	789	343	(83)	1,049

Operating income	—	367	254	—	621
Less:
Other income and charges	—	17	(16)	—	1
Net interest expense	—	61	9	—	70

Income before income tax expense and equity in net earnings of subsidiaries	—	289	261	—	550
Less: Income tax expense	—	97	53	—	150
Add: Equity in net earnings of subsidiaries	400	208	—	(608)	—

Net income	$400	$400	$208	$(608)	$400

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Revenues
Freight	$—	$3,377	$1,530	$—	$4,907
Non-freight	—	96	270	(248)	118

Total revenues	—	3,473	1,800	(248)	5,025

Operating expenses
Compensation and benefits	—	711	327	—	1,038
Fuel	—	417	125	—	542
Materials	—	116	28	—	144
Equipment rents	—	132	(2)	—	130
Depreciation and amortization	—	306	134	—	440
Purchased services and other	—	513	523	(248)	788
Gain on sale of Delaware & Hudson South	—	—	(68)	—	(68)

Total operating expenses	—	2,195	1,067	(248)	3,014

Operating income	—	1,278	733	—	2,011
Less:
Other income and charges	44	240	(48)	—	236
Net interest (income) expense	(3)	313	(38)	—	272

(Loss) income before income tax expense and equity in net earnings of subsidiaries	(41)	725	819	—	1,503
Less: Income tax (recovery) expense	(6)	210	266	—	470
Add: Equity in net earnings of subsidiaries	1,068	553	—	(1,621)	—

Net income	$1,033	$1,068	$553	$(1,621)	$1,033

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Revenues
Freight	$—	$3,312	$1,433	$—	$4,745
Non-freight	—	96	267	(248)	115

Total revenues	—	3,408	1,700	(248)	4,860

Operating expenses
Compensation and benefits	—	733	301	—	1,034
Fuel	—	608	185	—	793
Materials	—	118	28	—	146
Equipment rents	—	101	16	—	117
Depreciation and amortization	—	303	110	—	413
Purchased services and other	—	530	444	(248)	726

Total operating expenses	—	2,393	1,084	(248)	3,229

Operating income	—	1,015	616	—	1,631
Less:
Other income and charges	—	24	(20)	—	4
Net interest expense	—	178	31	—	209

Income before income tax expense and equity in net earnings of subsidiaries	—	813	605	—	1,418
Less: Income tax expense	—	196	197	—	393
Add: Equity in net earnings of subsidiaries	1,025	408	—	(1,433)	—

Net income	$1,025	$1,025	$408	$(1,433)	$1,025

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Net income	$323	$345	$252	$(597)	$323
Net (loss) gain on foreign currency translation adjustments, net of hedging activities	—	(291)	258	—	(33)
Change in derivatives designated as cash flow hedges	—	(45)	—	—	(45)
Change in pension and post-retirement defined benefit plans	—	64	1	—	65

Other comprehensive (loss) income before income tax recovery	—	(272)	259	—	(13)
Income tax recovery	—	33	—	—	33
Equity accounted investments	20	259	—	(279)	—

Other comprehensive income	20	20	259	(279)	20

Comprehensive income	$343	$365	$511	$(876)	$343

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

(unaudited)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Net income	$400	$400	$208	$(608)	$400
Net (loss) gain on foreign currency translation adjustments, net of hedging activities	—	(174)	148	—	(26)
Change in pension and post-retirement defined benefit plans	—	31	—	—	31

Other comprehensive (loss) income before income tax recovery	—	(143)	148	—	5
Income tax recovery	—	15	—	—	15
Equity accounted investments	20	148	—	(168)	—

Other comprehensive income	20	20	148	(168)	20

Comprehensive income	$420	$420	$356	$(776)	$420

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Net income	$1,033	$1,068	$553	$(1,621)	$1,033
Net (loss) gain on foreign currency translation adjustments, net of hedging activities	—	(589)	526	—	(63)
Change in derivatives designated as cash flow hedges	—	(78)	—	—	(78)
Change in pension and post-retirement defined benefit plans	—	198	5	—	203

Other comprehensive (loss) income before income tax recovery (expense)	—	(469)	531	—	62
Income tax recovery (expense)	—	46	(2)	—	44
Equity accounted investments	106	529	—	(635)	—

Other comprehensive income	106	106	529	(635)	106

Comprehensive income	$1,139	$1,174	$1,082	$(2,256)	$1,139

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Net income	$1,025	$1,025	$408	$(1,433)	$1,025
Net (loss) gain on foreign currency translation adjustments, net of hedging activities	—	(182)	163	—	(19)
Change in derivatives designated as cash flow hedges	—	(2)	—	—	(2)
Change in pension and post-retirement defined benefit plans	—	91	2	—	93

Other comprehensive (loss) income before income tax expense	—	(93)	165	—	72
Income tax expense	—	—	(1)	—	(1)
Equity accounted investments	71	164	—	(235)	—

Other comprehensive income	71	71	164	(235)	71

Comprehensive income	$1,096	$1,096	$572	$(1,668)	$1,096

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING BALANCE SHEETS AS AT

SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$354	$307	$—	$661
Accounts receivable, net	—	504	218	—	722
Accounts receivable, inter-company	59	95	196	(350)	—
Short-term advances to affiliates	—	2,258	5,081	(7,339)	—
Materials and supplies	—	140	34	—	174
Deferred income taxes	10	32	37	—	79
Other current assets	—	45	24	—	69

	69	3,428	5,897	(7,689)	1,705
Long-term advances to affiliates	501	208	1,363	(2,072)	—
Investments	—	22	122	—	144
Investments in subsidiaries	8,637	10,114	—	(18,751)	—
Properties	—	8,230	7,532	—	15,762
Goodwill and intangible assets	—	3	201	—	204
Pension asset	—	543	—	—	543
Other assets	—	57	16	—	73

Total assets	$9,207	$22,605	$15,131	$(28,512)	$18,431

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$134	$1,069	$384	$—	$1,587
Accounts payable, inter-company	—	256	94	(350)	—
Short-term advances from affiliates	5,081	—	2,258	(7,339)	—
Long-term debt maturing within one year	—	23	6	—	29

	5,215	1,348	2,742	(7,689)	1,616
Pension and other benefit liabilities	—	692	71	—	763
Long-term advances from affiliates	—	1,864	208	(2,072)	—
Other long-term liabilities	—	209	134	—	343
Long-term debt	—	8,594	54	—	8,648
Deferred income taxes	—	1,261	1,808	—	3,069

Total liabilities	5,215	13,968	5,017	(9,761)	14,439
Shareholders’ equity
Share capital	2,054	1,037	6,069	(7,106)	2,054
Additional paid-in capital	42	1,563	529	(2,092)	42
Accumulated other comprehensive loss	(2,113)	(2,113)	699	1,414	(2,113)
Retained earnings	4,009	8,150	2,817	(10,967)	4,009

	3,992	8,637	10,114	(18,751)	3,992

Total liabilities and shareholders’ equity	$9,207	$22,605	$15,131	$(28,512)	$18,431

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS AS AT

DECEMBER 31, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$152	$74	$—	$226
Accounts receivable, net	—	490	212	—	702
Accounts receivable, inter-company	58	147	230	(435)	—
Short-term advances to affiliates	—	170	1,974	(2,144)	—
Materials and supplies	—	137	40	—	177
Deferred income taxes	4	15	37	—	56
Other current assets	—	27	89	—	116

	62	1,138	2,656	(2,579)	1,277
Long-term advances to affiliates	1	207	1,316	(1,524)	—
Investments	—	15	97	—	112
Investments in subsidiaries	7,618	8,231	—	(15,849)	—
Properties	—	7,976	6,462	—	14,438
Assets held for sale	—	8	174	—	182
Goodwill and intangible assets	—	—	176	—	176
Pension asset	—	304	—	—	304
Other assets	—	94	23	—	117

Total assets	$7,681	$17,973	$10,904	$(19,952)	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$97	$896	$284	$—	$1,277
Accounts payable, inter-company	—	288	147	(435)	—
Short-term advances from affiliates	1,974	—	170	(2,144)	—
Long-term debt maturing within one year	—	91	43	—	134

	2,071	1,275	644	(2,579)	1,411
Pension and other benefit liabilities	—	692	63	—	755
Long-term advances from affiliates	—	1,316	208	(1,524)	—
Other long-term liabilities	—	286	146	—	432
Long-term debt	—	5,570	55	—	5,625
Deferred income taxes	—	1,216	1,557	—	2,773

Total liabilities	2,071	10,355	2,673	(4,103)	10,996
Shareholders’ equity
Share capital	2,185	1,037	5,122	(6,159)	2,185
Additional paid-in capital	36	1,547	569	(2,116)	36
Accumulated other comprehensive loss	(2,219)	(2,219)	170	2,049	(2,219)
Retained earnings	5,608	7,253	2,370	(9,623)	5,608

	5,610	7,618	8,231	(15,849)	5,610

Total liabilities and shareholders’ equity	$7,681	$17,973	$10,904	$(19,952)	$16,606

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Cash provided by operating activities	$60	$482	$257	$(103)	$696
Investing activities
Additions to properties	—	(268)	(181)	—	(449)
Proceeds from the sale of Delaware & Hudson South	—	—	281	—	281
Proceeds from sale of properties and other assets	—	12	1	—	13
Advances to affiliates	—	(1,174)	(646)	1,820	—
Repayment of advances to affiliates	—	33	—	(33)	—
Capital contributions to affiliates	—	(329)	—	329	—
Other	—	(7)	(1)	—	(8)

Cash used in investing activities	—	(1,733)	(546)	2,116	(163)

Financing activities
Dividends paid	(57)	(57)	(46)	103	(57)
Issuance of share capital	—	—	329	(329)	—
Issuance of CP common shares	5	—	—	—	5
Purchase of CP common shares	(1,523)	—	—	—	(1,523)
Net repayment of commercial paper	—	(669)	—	—	(669)
Issuance of long-term debt, excluding commercial paper	—	2,601	—	—	2,601
Repayment of long-term debt, excluding commercial paper	—	(423)	(9)	—	(432)
Advances from affiliates	1,515	—	305	(1,820)	—
Repayment of advances from affiliates	—	—	(33)	33	—

Cash (used in) provided by financing activities	(60)	1,452	546	(2,013)	(75)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	—	14	4	—	18

Cash position
Increase in cash and cash equivalents	—	215	261	—	476
Cash and cash equivalents at beginning of period	—	139	46	—	185

Cash and cash equivalents at end of period	$—	$354	$307	$—	$661

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non-Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Cash provided by operating activities	$60	$475	$128	$(129)	$534
Investing activities
Additions to properties	—	(242)	(172)	—	(414)
Proceeds from sale of properties and other assets	—	7	3	—	10
Advances to affiliates	(28)	(8)	(471)	507	—
Repayment of advances to affiliates	—	—	228	(228)	—
Capital contributions to affiliates	—	(240)	—	240	—
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	—	318
Other	—	1	—	—	1

Cash used in investing activities	(28)	(164)	(412)	519	(85)

Financing activities
Dividends paid	(61)	(60)	(69)	129	(61)
Issuance of share capital	—	—	240	(240)	—
Issuance of CP commons shares	14	—	—	—	14
Purchase of CP common shares	(455)	—	—	—	(455)
Repayment of long-term debt, excluding commercial paper	—	(14)	(7)	—	(21)
Settlement of foreign exchange forward on long-term debt	—	17	—	—	17
Advances from affiliates	470	—	37	(507)	—
Repayment of advances from affiliates	—	(228)	—	228	—
Other	—	(3)	—	—	(3)

Cash (used in) provided by financing activities	(32)	(288)	201	(390)	(509)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	—	—	6	—	6

Cash position
Increase (decrease) in cash and cash equivalents	—	23	(77)	—	(54)
Cash and cash equivalents at beginning of period	—	225	144	—	369

Cash and cash equivalents at end of period	$—	$248	$67	$—	$315

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Cash provided by operating activities	$175	$1,306	$673	$(318)	$1,836
Investing activities
Additions to properties	—	(571)	(496)	—	(1,067)
Proceeds from the sale of Delaware & Hudson South	—	—	281	—	281
Proceeds from sale of properties and other assets	—	71	2	—	73
Advances to affiliates	(500)	(2,110)	(1,375)	3,985	—
Repayment of advances to affiliates	—	33	—	(33)	—
Capital contributions to affiliates	—	(946)	—	946	—
Other	—	7	(2)	—	5

Cash used in investing activities	(500)	(3,516)	(1,590)	4,898	(708)

Financing activities
Dividends paid	(172)	(172)	(146)	318	(172)
Issuance of share capital	—	—	946	(946)	—
Issuance of CP common shares	32	—	—	—	32
Purchase of CP common shares	(2,595)	—	—	—	(2,595)
Net repayment of commercial paper	—	(893)	—	—	(893)
Issuance of long-term debt, excluding commercial paper	—	3,411	—	—	3,411
Repayment of long-term debt, excluding commercial paper	—	(447)	(52)	—	(499)
Advances from affiliates	3,060	500	425	(3,985)	—
Repayment of advances from affiliates	—	—	(33)	33	—

Cash provided by (used in) financing activities	325	2,399	1,140	(4,580)	(716)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	—	13	10	—	23

Cash position
Increase in cash and cash equivalents	—	202	233	—	435
Cash and cash equivalents at beginning of period	—	152	74	—	226

Cash and cash equivalents at end of period	$—	$354	$307	$—	$661

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in millions of Canadian dollars)

	CPRL (Parent Guarantor)	CPRC (Subsidiary Issuer)	Non- Guarantor Subsidiaries	Consolidating Adjustments and Eliminations	CPRL Consolidated
Cash provided by operating activities	$122	$1,206	$404	$(266)	$1,466
Investing activities
Additions to properties	—	(502)	(496)	62	(936)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	—	236	—	236
Proceeds from sale of properties and other assets	—	80	8	(62)	26
Advances to affiliates	(407)	(2)	(2,605)	3,014	—
Repayment of advances to affiliates	—	—	426	(426)	—
Capital contributions to affiliates	—	(1,717)	—	1,717	—
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	327	—	—	327
Other	—	1	(1)	—	—

Cash used in investing activities	(407)	(1,813)	(2,432)	4,305	(347)

Financing activities
Dividends paid	(184)	(122)	(144)	266	(184)
Issuance of share capital	—	—	1,717	(1,717)	—
Issuance of CP common shares	50	—	—	—	50
Purchase of CP common shares	(987)	—	—	—	(987)
Repayment of long-term debt, excluding commercial paper	—	(166)	(9)	—	(175)
Settlement of foreign exchange forward on long-term debt	—	17	—	—	17
Advances from affiliates	1,406	1,469	139	(3,014)	—
Repayment of advances from affiliates	—	(426)	—	426	—
Other	—	(3)	—	—	(3)

Cash provided by (used in) financing activities	285	769	1,703	(4,039)	(1,282)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	—	(5)	7	—	2

Cash position
Increase (decrease) in cash and cash equivalents	—	157	(318)	—	(161)
Cash and cash equivalents at beginning of period	—	91	385	—	476

Cash and cash equivalents at end of period	$—	$248	$67	$—	$315